UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ON24, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68339B104

(CUSIP Number)

Lynrock Lake LP

Attn: Cynthia Paul

2 International Drive, Suite 130

Rye Brook, NY 10573

914-449-4660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68339B104
1.	Names of Reporting Persons Lynrock Lake LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,329,759 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,329,759 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (3)
14.	Type of Reporting Person (See Instructions) PN, IA

(1)	This Schedule 13D is filed by Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Lake Master Fund LP (“Lynrock Fund”). The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of March 13, 2023.

(3)	This calculation is based on 48,047,496 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2022.

CUSIP No. 68339B104
1.	Names of Reporting Persons Lynrock Lake Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,329,759 (2)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,329,759 (2)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (3)
14.	Type of Reporting Person (See Instructions) OO, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of March 13, 2023.

(3)	This calculation is based on 48,047,496 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

CUSIP No. 68339B104
1.	Names of Reporting Persons Cynthia Paul
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 7,329,759 (2)(3)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,329,759 (2)(3)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,329,759 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (4)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 7,329,759 shares of Common Stock held directly by Lynrock Fund. The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund. The information with respect to the ownership of the Common Stock is provided as of March 13, 2023.
(3)	Does not include an aggregate of 49,622 shares of Common Stock underlying a restricted stock unit award granted to Ms. Paul pursuant to the Issuer’s Non-employee Director Compensation Policy. The shares underlying the award are reported as Common Stock beneficially owned by Ms. Paul in her reports filed pursuant to Section 16 of the Exchange Act in accordance with applicable provisions of Section 16 of the Securities Exchange Act and SEC staff interpretive positions. However, because the shares underlying the restricted stock unit award may not be acquired by Ms. Paul within 60 days of the date hereof, they are not considered to be beneficially owned by Ms. Paul for purposes of Section 13 of the Securities Exchange Act and, therefore, are excluded from the shares reported herein as beneficially owned.

(4)	This calculation is based on 48,047,496 shares of Common Stock outstanding as of November 4, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 (the “Original Schedule 13D”) filed on behalf of Lynrock Lake LP (the “Investment Manager”), Lynrock Lake Partners LLC (the “General Partner”) and Cynthia Paul (“Ms. Paul” and, with the Investment Manager and the General Partner, collectively, the “Reporting Persons”), relates to the Common Stock, par value $0.0001 per share (“Common Stock”) of On24, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the appointment of Ms. Paul to the Issuer’s board of directors (the “Board”), as described in Item 4.

The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Effective March 11, 2023, the Board of the Issuer appointed Ms. Paul to the Board to serve as a Class II director, with a term expiring at the Issuer’s 2023 Annual Meeting of Stockholders and committed to nominate Ms. Paul for re-election at the 2023 Annual Meeting of Stockholders, to serve until the 2026 Annual Meeting of Stockholders. As a director of the Issuer, Ms. Paul may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Ms. Paul will receive compensation, including the grant of equity awards, for her service as a member of the Board consistent with that received by the Company’s other non-employee directors pursuant to the Company’s Non-Employee Director Compensation Policy, as amended from time to time (the “NED Compensation Policy”).

Pursuant to the NED Compensation Policy, on the date of her appointment to the Board, Ms. Paul received an initial equity grant of a restricted stock unit award for 49,622 shares of Common Stock. This grant will vest over three years, with one-third of the grant vesting on each of the first, second and third anniversaries of the date of grant, subject to Ms. Paul’s continued service as a director as of each such vesting date.

Additionally, pursuant to the NED Compensation Policy, Ms. Paul will be entitled to additional annual equity grants as of the date of each annual meeting of the Issuer’s stockholders to the extent that she continues to serve as a director of the Issuer as of the date of such meeting.

Under the NED Compensation Policy, all unvested equity issued to Ms. Paul for service on the Board will accelerate immediately prior to a Change in Control (as defined in the Issuer’s 2021 Equity Incentive Plan), if Ms. Paul remains in continuous service to the Issuer until immediately prior to the Change in Control.

The description of the equity compensation arrangements related to Ms. Paul’s service as a director are qualified in their entirety by reference to the NED Compensation Policy, which is filed as Exhibit B to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement, dated February 14, 2023 (incorporated by reference to the Original Schedule 13D, filed on February 14, 2023).

B.	Amended and Restated Non-Employee director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39965, filed on April 11, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: March 13, 2023

LYNROCK LAKE LP

By:	Lynrock Lake Partners LLC
its	General Partner

By:	/s/ Cynthia Paul
	Name:	Cynthia Paul
	Title:	Sole Member

LYNROCK LAKE PARTNERS LLC

By:	/s/ Cynthia Paul
	Name:	Cynthia Paul
	Title:	Sole Member

/s/ Cynthia Paul
Cynthia Paul

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).